John Hancock Funds II
601 Congress Street
Boston, MA 02210
December 21, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brion Thompson
Re:	John Hancock Funds II (the “registrant”) File Nos. 333-126293; 811-21779
Ladies and Gentlemen:
This letter is in response to comments received via telephone on December 7, 2010 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 36 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on October 14, 2010. The purpose of the Amendment is to register one new series of the Trust (the “New Fund”). Set forth below is a summary of each comment followed by our response.
Comment 1 — It is a principal investment strategy of the New Fund to invest in common stocks, however, there is no statement regarding the market capitalization range of the issuers of the stocks in which the New Fund will invest. Please disclose whether the New Fund will limit its investments to a specific range, and if so, what the limit will be.
Response — There are no limits on the market capitalization range of the issuers of the stocks in which the New Fund will invest. The prospectus will be revised as requested to reflect this.
Comment 2 — The prospectus states that the New Fund may invest in corporate debt securities. Please add disclosure regarding the limits, if any, on the ratings and maturities of the corporate debts securities in which the New Fund will invest.
Response — The prospectus will be revised as requested to state that the New Fund may invest in corporate debt securities without regard to date of maturity or ratings given by any nationally recognized statistical ratings organization.
Comment 3 — The prospectus states that the New Fund may invest in hybrid instruments. Please note that, as set forth in its letter to the Investment Company Institute dated July 30, 2010, the SEC requests that registrants provide specific information in their prospectuses regarding what kind of derivatives will be used and for what purposes.
Response — The registrant has reviewed and enhanced its prospectus disclosure regarding derivatives in light of the derivatives letter. The disclosure regarding hybrid instruments in the “Principal investment strategies” section of the New Fund’s prospectus was enhanced to specifically clarify that the hybrid instruments in which the New Fund can invest include high-risk derivatives such as covered calls, over-the-counter options and credit default swaps to protect against downside risk or to enhance returns. In addition, the “Principal risks” section of the prospectus has been enhanced to discuss the specific risks of the indicated derivatives.
Comment 4 — The last paragraph in the “Principal investment strategies” section describes investments under “special situations.” The risks attendant to these special situations should be described in the “Principal risks” section of the prospectus.
Response — The “Principal risks” section of the prospectus has been revised as requested to state that when an issuer of a security experiences an unusual event, such as a change in management, extraordinary corporate event, new product introduction or favorable corporate development, the market for the security may be volatile and its value may fluctuate widely.
Comment 5 — Please add disclosure regarding the risks of the market capitalization ranges described pursuant to comment 1, above.
Response — Because there are no limits on the market capitalization of issuers in which the New Fund may invest, the “Principal risks” section of the prospectus has been revised to describe the risks of investments in each capitalization range.
Comment 6 — Please add credit quality and interest rate risk disclosures specific to the limits on ratings and maturities described pursuant to comment 2, above.
Response — Because there is no limit on the ratings or maturities of the debt securities in which the New Fund may invest, the principal risks section describes the risks inherent in all fixed-income securities, including the risks of lower-rated and high-yield fixed-income securities.
Comment 7 — Please distinguish the temporary defensive investing and securities lending paragraphs at the end of the “Investment strategies” section under “Fund details” from the New Fund’s principal investment strategies.
Response — The prospectus will be revised to place these paragraphs under a new “Additional permitted investments” heading to distinguish them from the New Fund’s principal investment strategies.
Per the SEC staff’s request, the Trust acknowledges the following:
•	The registrant is responsible for the adequacy and accuracy of the disclosure in the Amendments;

•	Staff comments or changes to disclosure in response to staff comments on the Amendments do not foreclose the SEC from taking any action with respect to the Amendments; and

•	The registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,
/s/ Christopher Sechler
Christopher Sechler
Assistant Secretary

2